FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October, 2001

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]


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                              MANAGEMENT PROPOSAL

Stockholders: The management of COMPANHIA BRASILEIRA DE DISTRIBUICAO herewith proposes to the Stockholders Extraordinary General Meeting the alteration to the Company's purpose of business with a view to encompassing the current requirements of the Corporation and in view of the possibility of developing a new activity relating to the retailing of medicines. Should the above proposal be approved, an additional item will be included in the list of company activities and the remaining items in Paragraph 1 of Article 2 of the Articles of Association renumbered with the reworded text shown below, Paragraph 2 of the same article however, remaining unchanged:

"ARTICLE 2 - The Corporation's purpose of business is the sale of manufactured, semi-manufactured or fresh, unprocessed products, whether of domestic or foreign origin, of all and any type, nature and quality as long as such sales are not prohibited by law.

Paragraph 1 - The Corporation may also carry on the following activities:

a) the manufacturing, processing, exportation, importation and representation of products for its own account or for third parties;

b) international trade, including that of coffee;

c) the importation, distribution and sale of hygiene and beauty cosmetics, perfumery and personal sanitary and domestic sanitary cleansing products and food supplements;

d) the sale of pharmaceutical drugs and medicines, pharmaceutical and homeopathic specialty products; chemical products, accessories, odontological articles, surgical instruments and aids; the manufacture of chemical and pharmaceutical products which may be specialized in the form of Pharmacy or Allopathic Pharmacy, Pharmacy or Homeopathic Pharmacy or as a Dispensing Pharmacy for each particular specialization;

e) sale of oil and oil derivatives, marketing of fuels of any type, as well as the rendering of technical assistance services, garage mechanic services, repairs, washing, lubrication and the sale of accessories and other related services for any vehicle type in general;

f) rental of recorded videocassette tapes;

g) rendering of photographic and film studio services and similar;

h) the performance and administration of real estate operations, buying, promoting of building lots and incorporation, rental and sale of the Corporation's own real estate and that of third parties;

i) to act as a distributor, agent and representative for commercial organizations and industries established in Brazil and overseas and in this capacity, for account of the respective principals or for its own account as well as acquire, retain, possess and perform any operations and transactions related to its own interests or those of its principals;

j) data processing services;

k) the management of buildings and construction in all its varied forms for its own account or for third parties, the purchase and sale of construction materials and the installation and maintenance of air conditioning systems, goods hoists and freight elevators;

l) the application of domestic sanitary products;

m) road transport in general for its own products including their storage;

n) publicity in general, a function that can be extended to other areas which are compatible or linked, observing the legal restrictions;

o) the purchase, sale and distribution of books magazines, newspapers, periodicals and similar;

p) the performing of studies, analysis, planning and market surveys;

q) the carrying out of test launches of new products, packaging and brands;

r) the preparation of strategies and sector behavior analysis for sales, special promotions and publicity;

s) representation of other domestic or foreign corporations and the participation in other corporations independent of their stated purpose of business.

Paragraph 2 - The Corporation may render guarantees or avals related to its own business interests, those provided as a favor being forbidden."

The Management present at the Meeting is qualified to provide all the information, which the Stockholders may judge convenient and necessary to reach their own decisions. This is the proposal we have to present, and for which we await approval.

                          Sao Paulo, October 8, 2001.



                                 THE MANAGEMENT



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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                  A PUBLICLY HELD AUTHORIZED CAPITAL COMPANY

                         CNPJ/MF n(0)47.508.411/0001-56


              NOTICE OF THE CONVENING OF AN EXTRAORDINARY GENERAL
                                    MEETING

The stockholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO, are herewith convened for a meeting to be held on October 25 2001, at 5.00 p.m. at the company's principal place of business at Avenida Brigadeiro Luiz Antonio 3142, in the city of Sao Paulo with the purpose of deliberating on the following agenda:

- Examination of the Management Proposal for the inclusion of a new activity adding a further item to those already stated and renumbering the remaining items contained in Paragraph 1 of Article 2 of the Articles of Association.


                           Sao Paulo, October 9 2001.

                           VALENTIM DOS SANTOS DINIZ
                             President of the Board


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: October 9, 2001            By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director